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MONSANTO AGREES TO ACQUIRE
REMAINING SHARES OF CALGENE
FOR $8 PER SHARE

     ST. LOUIS, April 1, 1997 -- Monsanto Company. announced today that it had entered into a definitive agreement with Calgene Inc. to acquire the remaining shares of Calgene that Monsanto doesn't already own for $8 per share in cash, or approximately $240 million. The agreement was unanimously approved by a special committee composed of Calgene's directors who are neither designees of Monsanto nor Calgene employees.

     The agreement provides that Monsanto will commence a tender offer by April 7, 1997. The tender offer will be conditioned upon the tender of a majority of the outstanding Calgene shares not owned by Monsanto and other customary conditions. Following the completion of the tender offer, Monsanto would acquire the remaining Calgene shares in a second-step merger at the same cash price per share.
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     Monsanto currently owns 36.4 million shares of Calgene common stock, or approximately 54.6 percent of the outstanding Calgene shares.

     "This will promote the closer working relationships and the greater sharing of technologies that are only possible with full ownership of the company," said Monsanto Executive Vice President Hendrik A. Verfaillie. "We can now better realize the benefits from Calgene's research by combining our technology efforts and bringing products to market more rapidly."

     "We're extremely pleased to be joining forces with Monsanto," said Lloyd M. Kumimoto, president of Calgene. "Calgene has built a robust pipeline of products and technologies that can be aggressively commercialized through Monsanto's network of operating companies, affiliates and strategic partners."

     Monsanto first invested in Calgene in March 1996 by acquiring a 49.9 percent equity stake. In November 1996, Monsanto purchased an additional 6.25 million shares to raise its equity ownership to 54.6 percent of the shares outstanding. In January 1997, the company made a proposal to the board of directors of Calgene to acquire the remaining shares outstanding at the price of $7.25 per share. This proposal was subject to the approval of a Calgene special committee.

     Monsanto also announced that it and Calgene have entered into an agreement in principle to settle putative class actions, which were filed in the
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Delaware Chancery Court following the announcement of Monsanto's initial acquisition proposal. The lawsuits had challenged the fairness to Calgene's shareowners of the transaction as initially proposed. The agreement is subject to the negotiation of a definitive settlement agreement.

     Calgene has done significant research in oils, fresh produce and cotton. Calgene's oil products include Laurical laurate canola and other canola oil products that have applications in low-fat foods, pharmaceuticals, nutritional supplements, confectionery products, margarine and shortening, personal care products, lubricants and soaps and detergents. Other products under development include fresh tomatoes and strawberries with improved flavor and shelf-life, naturally colored cotton fibers, and BXN herbicide-tolerant and Bollgard insect-protected cotton.

     "We see a number of connections between Monsanto and Calgene's research and believe our combined strengths will help us accelerate the introduction of these products," Verfaillie added. "Calgene's oils research will be particularly valuable to us as we explore new applications for improved oils in Monsanto's food ingredients and pharmaceutical businesses."

     Monsanto is a global leader in agricultural biotechnology and in the development and marketing of improved food and fiber crops. Monsanto is in the process of creating a new life sciences company that will combine its existing
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agricultural, food and pharmaceutical businesses and seek to develop new businesses that capture synergies among these fields.

     Calgene is an agricultural biotechnology company based in Davis, California. Stoneville Pedigreed Seed Company and N.T. Gargiulo, a produce company, are subsidiaries of Calgene.